UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Public Company of Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 09, 2020.

1	DATE, TIME AND PLACE: Held on November 09, 2020 at 2:30 pm, at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.
2	Call Notice and Attendance: Call notice in accordance with Company By-laws, the attendance of the members of the Board of Directors was verified through conference call, as determined on Article 20 of the Company By-laws.
3	Presiding Board: Nercio José Monteiro Fernandes, as chairman; and Ana Paula Frigo as secretary.

4	Ordem do dia: The members of Company's Board of Directors met to approve the following agenda: (i) the financial information related to the third (3th) quarter of the fiscal year of 2020 after the appreciation by the Fiscal Council and the Audit Committee of the Company, at meetings held, respectively, on November 06, 2020 and on November 09, 2020; (ii) approve the Company’s Code of Conduct; (iii) approve the Manual of Anticorruption, Preventing Money Laundering and Counter-Terrorism; and (iv) the ratification all acts executed by the Company's Board of Executive Officers to effective the agenda above.

5	RESOLUTIONS: After discussion and review of the Agenda, the following resolutions were unanimously approved by the Board of Directors:

5.1	Quarterly results. After the members of the Fiscal Council and the Audit Committee appreciated the Company's operating and financial results for the quarter ended on September 30, 2020, the Board of Directors by total vote decide to (a) approve those results; and (b) approve and authorize the disclosure of the Quarterly Information Form (ITR), referring to the period, in accordance to CVM Instruction No. 480 of November 7, 2009 and the result release; and (c) ratify all acts already performed by the Company's Board of Executive Officers to effect the resolutions listed on items “a” and “b” above.
Minutes Of The Board Of Directors’ Meeting Held on November 09, 2020. 1

5.2	The revision of the Code of Conduct duly approved by the Board of Directors on November 22, 2019 which will be effective as from the date hereof.

5.3	The revision of the Manual of Anticorruption, Preventing money laundering and counter-terrorism duly approved on November 12, 2018 which will be effective as from the date hereof.

5.4	The Board of Directors authorizes the Company’s Board of Executive Officers to sign all acts necessary to effective the resolutions above and ratification the acts excuted by the Company’s Board of of Executive Officers related to the resolutions above.

6	CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, November 09, 2020. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, November 09, 2020

___________________________________________

Ana Paula Frigo

Secretary

Minutes Of The Board Of Directors’ Meeting Held on November 09, 2020. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer